UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                             FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                             Commission File Number 0-27591

      English Language Learning and Instruction System, Inc.
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      (Exact name of registrant as specified in its charter)


406 West 10600 South, Suite 601, Salt Lake City, Utah  841095, (801) 858-0880
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


            Common Stock, par value $0.00001 per share
           --------------------------------------------
     (Title of each class of securities covered by this Form)


                               None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)     [x]    Rule 12h-3(b)(1)(i)    [x]
     Rule 12g-4(a)(1)(ii)    [ ]    Rule 12h-3(b)(1)(ii)   [ ]
     Rule 12g-4(a)(2)(i)     [ ]    Rule 12h-3(b)(2)(i)    [ ]
     Rule 12g-4(a)(2)(ii)    [ ]    Rule 12h-3(b)(2)(ii)   [ ]
                                    Rule 15d-6             [ ]

     Approximate number of holders of record as of the certificate
     or notice date:   137

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 4, 2005              By: /s/ Rohit Patel
                                   Rohit Patel
                                   Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.